Exhibit 99.1

All amounts are in United States dollars, unless otherwise stated.

Alamos Achieves 2013 Production Guidance and Outlines 2014 Plans

Toronto, Ontario (January 16, 2014) – Alamos Gold Inc. (TSX: AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported fourth quarter and annual 2013 production, achieving both its production and cost guidance for the year. The Company also provided 2014 production and operating guidance along with its global exploration and development budgets.

Fourth Quarter and Full Year 2013 Operating Results

Gold Production

“We had yet another strong year at Mulatos, achieving the mid-range of our production guidance, with costs expected to come in at the low end of our guidance. We produced 190,000 ounces of gold in 2014 and sold a record 198,200 ounces at a total cash cost per ounce of approximately $500. Despite realizing lower than expected grades from the Escondida high-grade deposit as production from that zone winds down, our open pit heap leach production, the driver of our Mulatos mine, continued to perform extremely well. 2013 was a challenging year with the sharp decrease in the gold price, yet with our low cost structure we continued to generate strong cash flow. With approximately $410 million in cash, no debt, and a peer leading, fully funded growth profile, we remain exceptionally well positioned in the industry”, said John A. McCluskey, President and Chief Executive Officer.

In the fourth quarter of 2013, the Mulatos mine (“Mulatos”) produced 39,000 ounces of gold, bringing full year production to 190,000 ounces, the midpoint of the Company’s guidance. Total cash costs for the full 2013 year have not been finalized, but are expected to be at the low end of guidance at approximately $500 per ounce of gold sold.

Total crusher throughput in the fourth quarter of 2013 averaged near record levels of 17,900 tpd, above the annual budgeted rate of 17,500 tpd. For 2013, crusher throughput averaged 17,900 tpd, up 12% from 16,000 tpd in 2012. During the fourth quarter of 2013, mill throughput exceeded budgeted levels at 550 tpd.

The grade of the crushed ore stacked on the leach pad in the fourth quarter of 2013 was 0.96 grams per tonne of gold (“g/t Au”). For the full year 2013, the grade of crushed ore stacked on the leach pad was 1.07 g/t Au, above the full year budgeted grade of 0.98 g/t Au. The grade of the Escondida high-grade zone mined and milled in the fourth quarter of 2013 was 3.46 g/t Au, below the Company’s full year budgeted average grade of 11 g/t Au. For the 2013 year, the grade mined and milled from the Escondida high-grade zone was approximately 6.84 g/t Au.

The Company expects to have depleted the Escondida high-grade zone by the end of the first quarter of 2014, at which point the Escondida Deep zone is expected to provide additional feed to continue mill production to the end of the second quarter of 2014. The Company intends to transition to processing high grade from the San Carlos zone once the Escondida Deep zone has been depleted.

The recovery ratio in the fourth quarter was 71% and averaged 73% for 2013. This was slightly below the Company’s annual budget of 75% though was an improvement from 70% achieved in 2012.

Key operational metrics and production statistics for the fourth quarter and full year 2013 compared to the corresponding periods of 2012 are presented in Table 1 at the end of this press release.

Gold Sales

Alamos sold 42,200 ounces of gold in the fourth quarter of 2013 for quarterly revenues of $53.8 million, a 50% decrease from revenues of $106.9 million in the same period of 2012 reflecting a lower realized gold price and fewer ounces sold. For 2013, the Company sold a record 198,200 ounces of gold at a realized price of $1,424 per ounce, beating the average London PM Fix price by $13 per ounce. Annual revenues of $282.2 million were 14% lower than revenues of $329.4 million in 2012 reflecting the decrease in the gold price during 2013. Gold sales were higher than production in 2013 reflecting a drawdown of in-process inventory prior to the Mexican tax reform becoming effective on January 1, 2014.

2014 Guidance

The Company anticipates producing between 150,000 and 170,000 ounces of gold in 2014 at cash operating costs of $630 to $670 per ounce of gold sold, excluding royalties. Including royalties (5% + 0.5%2), and assuming a $1,250 gold price, total cash costs are expected to be between $700 and $740 per ounce of gold sold. All-in sustaining costs are expected to be between $960 and $1,000 per ounce of gold sold.

The following table outlines Alamos’ 2014 production forecast and operating cost estimates:

2014 Guidance

Gold Production (ounces)	150,000 –170,000

Cash operating cost per ounce[1]	$630 – $670

Total cash cost per ounce[1,2]	$700 – $740

All-in sustaining cost per ounce[1,2]	$960 – $1,000

(1)	Refer to the “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release for a description of these measures.
(2)

With the Mexican tax reform effective January 1, 2014, the 0.5% extraordinary mining royalty calculated based on revenues is now incorporated into total cash cost and all-in sustaining cost per ounce guidance. This is in addition to the existing 5% third party royalty at Mulatos. The 7.5% special mining tax that became effective January 1, 2014 is calculated based on earnings before interest, taxes, depreciation and amortization and will be classified as an income tax and is therefore not included in the metrics referenced above.

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The 2014 production forecast and operating cost estimates are based on the following assumptions:

-	Combined gold recovery of 75% (heap leach ore, 73% recovery; mill ore, 80% ultimate recovery)

-	Throughput: 17,700 tpd (includes an average 700 tpd from the gravity mill ramped up through the year)

-	Average grade: heap leach ore 0.85 g/t Au; mill ore 5.3 g/t Au

-	Waste-to-ore ratio of 0.84:1

-	Mexican peso:United States dollar foreign exchange rate of 13:1

The Company expects these parameters to fluctuate during 2014. Accordingly, they should be treated as full-year average estimates that will not necessarily reflect quarterly operating results.

The lower gold production planned for 2014 relative to 2013 is primarily attributable to the lower budgeted grade for the mill feed of 5.3 g/t Au in 2014 due to the transition to Escondida Deep and San Carlos in 2014, as well as a lower budgeted grade stacked on the leach pad of 0.85 g/t Au in 2014 compared to 1.07 g/t Au in 2013. The Company expects to transition to underground mining at Escondida Deep in the second quarter and then to San Carlos in the second half of 2014. With the transition to San Carlos, the Company expects to increase mill throughput rates to an average of 700 tpd in 2014 to help offset the decrease in grade. Underground throughput rates at San Carlos are expected to gradually ramp up to the expanded mill capacity through the second half of 2014.

The higher cash operating cost guidance for 2014 compared to 2013 is attributable to four factors: the transition to higher cost underground mining to supply high grade ore to the mill; a lower budgeted grade for the mill feed of 5.3 g/t Au in 2014; a higher waste-to-ore ratio; and the transition to contractor mining at Mulatos.

The Company has made the decision to transition to contract mining effective the start of 2014 and was successful in negotiating unit mining rates competitive with its owner mining rates. This, combined with the tax savings associated with the Mexican tax reform becoming effective January 1, 2014, supported the decision to transition to contract mining. Contract mining will shift sustaining capital spending required to maintain an owner operated mining fleet into operating expenses, lowering the amount of tax payable under the new 7.5% special mining tax calculated based on earnings before interest, taxes, depreciation and amortization. This reduction in sustaining capital spending will also allow the Company’s all-in sustaining costs to remain among the lowest in the industry.

The Company has a standing relationship with the mining contractor selected, with the contractor having been on site since 2010. The contractor completed the waste removal activities of the Escondida open pit from 2010 to early 2012, and remained on-site for incremental support, mining approximately 20% of open pit material in 2012 and 2013. As a result, the Company expects a seamless transition to contract mining, and expects to maintain its high productivity standards.

Looking beyond 2014, the Company expects development of the Cerro Pelon and La Yaqui satellite deposits will bring on additional low cost production which will help drive annual production and operating costs closer to the levels achieved over the past two years. Both deposits are higher grade than Mulatos and are expected to be developed with independent heap leach pads to ensure production is not displaced from the main Mulatos heap leach pad.

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“We have demonstrated numerous productivity improvements over the years at Mulatos including achieving record crusher throughput in 2013. Our dedication to optimizing every aspect of our operation will continue as we transition underground at Escondida and San Carlos. With the recent additions to our team we have significantly strengthened our underground expertise and look forward to accessing additional high grade targets that could not be fully drill defined from surface. Our focus in the second half of 2014 will be on ramping up underground throughput rates while continuing to operate in accordance with our sustainable development commitments including those relating to health and safety,” said Manley Guarducci, Vice President and Chief Operating Officer.

2014 Mexico Operating and Development Budget

The 2014 Mulatos and Esperanza capital and development budget is $54.8 million and includes the following key items:

Mexico	2014 Budget (millions)

San Carlos open pit and underground development	$18.3
Escondida Deep underground development	$3.1
Underground definition drilling	$4.8
Other development	$4.1
Esperanza development	$11.3

Total Development	$41.6

Component changes	$3.8
Leach pad expansion	$3.7
Other sustaining capital	$5.7

Total Operating	$13.2
Total Operating and Development Capital	$54.8

Mulatos

Development spending at Mulatos in 2014 will be focused on underground development of the San Carlos and Escondida Deep areas, in order to access high grade ore to provide gravity mill feed. This includes an $18.3 million budget at San Carlos comprised of $9.0 million in underground development, $5.8 million to complete the pre-strip of the open pit portion of the deposit, and $3.5 million for construction of the bridge across the San Carlos river. In addition, approximately $3.1 million will be invested to complete underground development of Escondida Deep.

Operating capital in 2013 includes $3.8 million for component changes and $3.7 million for leach pad expansion costs. Total operating capital of $13.2 million is a decrease from 2013, mainly driven by the change to contract mining.

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Esperanza

Development spending at Esperanza in 2014 of approximately $11.3 million (which includes $2.8 million of exploration spending) will be focused on baseline work required for the resubmission of an EIA report and an internal feasibility study to further support development of the project.

2014 Mexico Exploration Budget

Mulatos

Exploration spending at Mulatos in 2014 is expected to be $8.5 million, of which approximately 33% will be expensed.

A minimum of 56,100 metres (“m”) of reverse-circulation (“RC”), directional drilling, core, and underground core drilling is planned at Mulatos in 2014, focusing on the following targets:

•	San Carlos Northeast – 16,100 m
•	East Estrella – 5,000 m
•	El Realito – 5,000 m
•	Mulatos Mine area (open pit) – 15,000 m
•	Mulatos Mine area (underground) – 15,000 m

Esperanza

Exploration spending at Esperanza in 2014 is expected to be $2.8 million which will be largely capitalized.

Exploration activities will be focused on required work for resubmission of the Environmental Impact Assessment for the project, which includes 7,000 m of confirmatory and condemnation drilling around the Esperanza deposit.

2014 Agi Dagi, Kirazli and Çamyurt (Turkey) Exploration and Development Budget

In Turkey, the 2014 budget is $4.8 million which includes spending associated with permitting, community and government relations and general administration only. The Company continues to await receipt of the forestry and operating permits for construction of its Kirazli project. The Turkish government has not provided specific guidance as to when these might be granted. Having already received EIA approval for Kirazli, the Company remains confident the forestry and operating permits will be granted. However, recent political developments in Turkey have added to the ongoing lack of clarity with respect to the timing for receipt of such approvals. Accordingly, the Company has deferred providing the full development budget for Kirazli and Agi Dagi until the permits have been granted. The capital budget for both projects is not expected to differ materially from the June 2012 preliminary feasibility study. The Company expects first gold production from Kirazli within 18 months of receipt of the outstanding permits.

The Company expects to capitalize most costs associated with the development of its Turkish assets during 2014.

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2014 Quartz Mountain (United States) Exploration Budget

The Company’s 2014 exploration budget for its Quartz Mountain Property in Oregon is $7.4 million which will be expensed.

Exploration activities will be largely focused on infill, confirmatory drilling of the existing mineral resource in addition to a small regional reconnaissance program on the relatively unexplored land package around the Quartz Mountain deposit and adjacent properties.

In 2014, the Company plans to complete a minimum of 16,000 m of drilling in the United States with a focus on two targets:

•	Quartz Butte infill and expansion – 8,000 m
•	Crone Hill infill and expansion – 8,000 m

Qualified Person

The Company’s exploration programs are being reviewed by Vice President Exploration, Jason Dunning, M.Sc., P.Geo., who is a Qualified Persons within the meaning of National Instrument (“NI”) 43-101 of the Canadian Securities Regulators, and he has reviewed the contents of this news release. All field work in Mexico is supervised and directed by Ken Balleweg, B.Sc., M.Sc., P.Geo., Alamos’ Exploration Manager (Mexico), a Qualified Person as defined by NI 43-101 of the Canadian Securities Administrators. Work programs in Turkey are supervised by Jason Dunning, M.Sc., P.Geo., and directed in the field by Alamos’ Exploration Manager (Turkey), Ms. Mehtap Ozcan. In the USA, work programs are supervised and directed by Bruno Barde, M.Sc., P.Geo., Alamos’ Regional Chief Geologist (USA), a Qualified Person as defined by NI 43-101 of the Canadian Securities Administrators.

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico, Turkey and the United States. The Company employs more than 600 people and is committed to the highest standards of sustainable development. Alamos has approximately $410 million in cash and cash equivalents, is debt-free, and unhedged to the price of gold. As of January 15, 2014, Alamos had 127,708,988 common shares outstanding (139,578,054 shares fully diluted), which are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Director, Investor Relations
(416) 368-9932 x 439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

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Cautionary Note

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact included in this release, including without limitation statements regarding forecast gold production, gold grades, recoveries, waste-to-ore ratios, total cash costs, potential mineralization and reserves, exploration results, and future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to mining and processing of mined ore, achieving projected recovery rates, anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource that is classified as “inferred” or “indicated” has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’ Annual Information Form. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Note to U.S. Investors

Alamos prepares its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Terms relating to mineral resources in this presentation are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Alamos may use certain terms, such as “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves” that the SEC does not recognize (these terms may be used in this presentation and are included in the public filings of Alamos, which have been filed with the SEC and the securities commissions or similar authorities in Canada).

Cautionary non-GAAP Measures and Additional GAAP Measures

Note that for purposes of this section, GAAP refers to IFRS. The Company believes that investors use certain non-GAAP and additional GAAP measures as indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. Non-GAAP and additional GAAP measures do not have a standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures presented by other companies.

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“Cash operating costs per ounce” and “total cash costs per ounce” as used in this analysis are non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. These non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of “cash operating costs per ounce” as determined by the Company compared with other mining companies. In this context, “cash operating costs per ounce” reflects the cash operating costs allocated from in-process and dore inventory associated with ounces of gold sold in the period. “Cash operating costs per ounce” may vary from one period to another due to operating efficiencies, waste-to-ore ratios, grade of ore processed and gold recovery rates in the period. “Total cash costs per ounce” includes “cash operating costs per ounce” plus applicable royalties. Cash operating costs per ounce and total cash costs per ounce are exclusive of exploration costs.

In conjunction with a non-GAAP initiative being undertaken by the gold mining industry, the Company adopted an “all-in sustaining cost per ounce” non-GAAP performance measure in 2013. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining cost per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining cost per ounce” reflects total mining and processing costs, corporate and administrative costs, exploration costs, sustaining capital, and other operating costs. Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature.

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Table 1: Production Summary & Statistics (1)

Production summary	Q4 2013	Q4 2012	2013	2012

Ounces produced (1)	39,000	67,800	190,000	200,000

Crushed ore stacked on leach pad (tonnes) (2)	1,598,600	1,590,000	6,329,000	5,646,000
Grade (g/t Au)	0.96	1.20	1.07	1.19

Contained ounces stacked	49,300	61,200	218,500	216,000

Crushed ore milled (tonnes)	50,800	57,800	189,300	176,500
Grade (g/t Au)	3.46	14.12	6.84	12.49

Contained ounces milled	5,700	26,200	41,600	70,900

Recovery ratio (ratio of total ounces produced to contained ounces stacked and milled)	71%	78%	73%	70%

Total ore mined (tonnes)	1,843,000	1,619,000	7,029,000	5,786,000
Waste mined (tonnes)	784,000	822,000	3,385,000	3,360,000

Total mined (tonnes)	2,627,000	2,441,000	10,414,000	9,146,000

Waste-to-ore ratio	0.43	0.51	0.48	0.58

Ore crushed per day (tonnes) – combined	17,900	17,900	17,900	16,000

(1)

Reported gold production for Q4 2012 and YTD 2012 has been adjusted to reflect final refinery settlement. Reported gold production for Q4 2013 and YTD 2013 is subject to final refinery settlement and may be adjusted.

(2)	Excludes mill tailings stacked on the heap leach pad during the period, which are included within the number of tonnes of crushed ore milled.

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